United States securities and exchange commission logo





                             October 24, 2023

       Kate Gulliver
       Chief Financial Officer
       Wayfair Inc.
       4 Copley Place
       Boston, MA 02116

                                                        Re: Wayfair Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Response dated
October 12, 2023
                                                            File No. 001-36666

       Dear Kate Gulliver:

              We have reviewed your October 12, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2023 letter.

       Response dated October 12, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       34

   1. We note your response to our prior comment 2 states that you "have not experienced any indirect consequences
of climate-related regulation or business trends that have had a material impact on our
business, financial condition, or results of operations, whether related to increased
demand for goods that may produce lower emissions, increased competition to develop
new products, or otherwise." Please include a detailed discussion explaining your
analysis and how you concluded on the materiality of each of the items noted in our prior
comment for which disclosure was not deemed necessary,
                                                        including qualitative
or quantitative support for such analysis and conclusion.
   2. Please provide us with additional detail supporting your statement in response to prior comment 3 that the
physical effects of climate change have not and are not expected to
 Kate Gulliver
Wayfair Inc.
October 24, 2023
Page 2
         materially affect your business. Please ensure you address each of the items specifically noted in our prior comment and provide quantitative information to support your determination. For example, provide us with information quantifying all weather-related damages to your property and operations, and the cost of property insurance, for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes to the cost of insurance are expected in future periods. In this regard, we note you have observed a "general deterioration of the property insurance market in recent cycles...[and] believe this is primarily driven by an increase in catastrophic weather events." In addition, please revise your disclosure to more clearly explain how you could be impacted if severe weather impacts your customers, suppliers or partners, including third-party logistics carriers. In this regard, we note your risk factor on page 20 highlighting your dependence on suppliers and other third parties. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or
Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameKate Gulliver                               Sincerely,
Comapany NameWayfair Inc.
                                                              Division of
Corporation Finance
October 24, 2023 Page 2                                       Office of Trade &
Services
FirstName LastName